

September 10, 2012

Via E-mail
Mr. Michael L. Griffin
Chief Financial Officer
University General Health Systems, Inc.
7501 Fannin Street
Houston, TX 77054

> **Re:** **University General Health Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the Quarterly Period Ended June 30, 2012**
> **Filed August 14, 2012**
> **File No. 000-54064**

Dear Mr. Griffin:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 10-K for the fiscal year ended December 31, 2011

Exhibits and Financial Statement Schedules, page 59

1. We note your disclosure that you lease the land and building upon which the University General Hospital is located from Cambridge Properties. Please file this material lease agreement as an exhibit pursuant to Item 601(b)(10)(ii)(d) of Regulation S-K. In the alternative, please provide us with a detailed analysis in support of your conclusion that the lease agreement is not required to be filed as an exhibit.

2. We note that you have entered into a $2 million loan agreement with one of your directors, Dr. Spiegel, but have not filed this agreement as an exhibit. Please file your loan agreement with Dr. Spiegel as an exhibit pursuant to Item 601(b)(10)(ii)(A) of

Regulation S-K. In the alternative, please provide us with a detailed analysis in support of your conclusion that the loan agreement is not required to be filed as an exhibit.

Signatures, page 62

3. We note that your Form 10-K has not been signed by an individual designated as your principal accounting officer or controller. Please advise us as to whether an individual serving as your principal accounting officer or controller has already signed Form 10-K and, if this is the case, confirm that you will revise the signature block for this individual to indicate the additional signing capacity in future filings. If your principal accounting officer or controller has not signed Form 10-K, please amend your Form 10-K to include the required signature.

Reports of Independent Registered Certified Public Accounting Firm, page F-2 and F-3

4. Please file an Item 4.01 Form 8-K for your change in auditors in accordance with Item 304 of Regulation S-K. Additionally, please represent that you will indicate on the cover page of your next Form 10-Q and subsequent Forms 10-K and 10-Q, as appropriate, that you have not filed all the reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

5. Please tell us how the Reports of Independent Registered Certified Public Accounting Firm provided by UHY LLP and Moss, Krusick & Associates, LLC meet the requirements of Rule 2-02 of Regulation S-X as neither report covers the 2010 financial statements in their entirety. In this regard, it appears that the UHY LLP report includes an "except for" opinion precluded under SAB 1:E2 and Rule 2-02(b) of Regulation S-X. Please amend your 2011 Form 10-K to include a PCAOB-compliant audit report that opines on your 2010 financial statements in their entirety.

Notes to Consolidated Financial Statements
Note 2 Restatement of the Consolidated Financial Statements, page F-16

6. Please file an Item 4.02 Form 8-K notifying the public which financial statements should not be relied upon and when you determined to restate your 2010 financial statements.

Form 10-Q for the quarterly period ended June 30, 2012
Notes to Consolidated Financial Statements
Note 10 – Equity
Preferred Stock, page 26

7. You disclose the issuance of Series C Variable Rate Convertible Preferred Stock and common stock warrants in a private placement transaction closed on May 2, 2012. Please address the following comments related to this transaction, by referencing for us, where applicable, the authoritative literature you relied upon to support your accounting:

- In the last paragraph of this section you indicate that you recorded a beneficial conversion feature related to the issuance of this preferred stock. Please tell us:
  o The amount you recorded for the beneficial conversion feature;
  o How you determined that amount; and
  o How you reflected the beneficial conversion feature in your earnings per share computation. In this regard, you do not present the numerator of your computation in Note 12, and it appears that you may not include the beneficial conversion feature as a deemed dividend in your computation.
- In conjunction with telling us how you determined the amount of the beneficial conversion feature in the preceding bullet, please tell us how you allocated the consideration received to all instruments issued in the transaction. In your response, specifically:
  o Tell us the gross proceeds received;
  o Tell us the amount and nature of transaction costs incurred that will ultimately be settled in cash;
  o Explain the apparent discrepancy in the second to the last paragraph in this section where you indicate that the transaction costs incurred of $356,000 include placement agent warrants with a fair value of approximately $2.1 million;
  o Explain the apparent discrepancy between the $2.1 million fair value of the placement agent warrants you disclose under the Black-Scholes model when the inputs you disclose appear to result in an approximate fair value of $0.214 per warrant or approximately $3.7 million for all these warrants; and
  o Tell us why you indicate that you charged all the transaction costs to additional paid-in capital and whether you allocated these transaction costs to each instrument issued in the transaction.
- In the second paragraph of this section you indicate that the dividends on this stock are cumulative and are payable on an increasing scale based on the original purchase price only when, as and if declared by your board of directors. Please address the following:
  o Tell us your consideration for accounting for the increasing rate cumulative dividends under the guidance in SAB 5:Q;
  o Tell us whether you included the cumulative dividends in your earnings per share computation as required by ASC 260-10-45-11;
  o Explain why the dividend is calculated based on the "original purchase price" when you issued this stock at a 12% discount and it appears from Section 3a of your Certificate of Designation of Preferences, Rights and Limitations of Series C Variable Rate Convertible Preferred Stock filed as Exhibit 4.2 to your May 2, 2012 Form 8-K that this amount is calculated based on the stated value of $1,000 per share;
  o Explain why the declaration of the dividend by your board of directors is necessary when Section 3a of your Certificate of Designation does not appear to require such declaration; and
  o Please provide us proposed revised disclosure for here and for your liquidity and capital resources discussion in MD&A that clarifies that you are obligated to pay the dividend quarterly beginning on May 1, 2012 and may be subject to a late

payment fee of 18% per annum as indicated in Sections 3a and 3d, respectively, of your Certificate of Designation.

- Please tell us why you classify the preferred stock in equity and do not accrete its carrying value to the redemption amount. In this regard, please tell us how each of the events triggering the holder's option to force redemption as identified in Section 10 of your Certificate of Designation are within your control. Please see ASC 480-10-S99-3A.

- Please provide us your analysis supporting why you do not apparently bifurcate the conversion feature of this series of preferred stock as an embedded derivative liability. In your analysis tell us whether the conversion feature meets the requirements for bifurcation under ASC 815-15-25-1. If so, please tell us why at a minimum the full ratchet price protection feature identified in the fourth paragraph of Item 1.01 of your May 2, 2012 Form 8-K is not indicative of derivative accounting; please see Example 9 at ASC 815-40-55-33 and 55-34.

- Please provide us your analysis supporting why you do not apparently account for the warrants issued with this series of preferred stock as derivative liabilities. In your analysis tell us whether these warrants meet the definition of a derivative under ASC 815-10-15-83. If so, please tell us why at a minimum the full ratchet price protection feature identified in the fourth paragraph of Item 1.01 of your May 2, 2012 Form 8-K is not indicative of derivative accounting; please see Example 9 at ASC 815-40-55-33 and 55-34.

- Please tell us whether the placement agent warrants issued are the same as those issued to investors in this private placement. If not, please provide us a separate analysis of all the provisions of the placement agent warrants as to why those warrants are not derivative liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya, Staff Attorney at (202) 551-3495 or Brian Pitko, Staff Attorney at (202) 551-3203 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                                       Sincerely,

                                         /s/ Jim B. Rosenberg

                                       Jim B. Rosenberg
                                       Senior Assistant Chief Accountant